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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                    SCHEDULE 14D-9
                                  (AMENDMENT  NO. 3)

                        SOLICITATION/RECOMMENDATION STATEMENT

                             Pursuant to Section 14(d)(4)
                        of the Securities Exchange Act of 1934


                                   ITT CORPORATION

                              (Name of Subject Company)


                                   ITT CORPORATION

                         (Name of Person(s) Filing Statement)


                              COMMON STOCK, NO PAR VALUE
     (INCLUDING THE ASSOCIATED SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK
                                   PURCHASE RIGHTS)
                            (Title of Class of Securities)

                                     450912 10 0
                        (CUSIP Number of Class of Securities)




                                RICHARD S. WARD, ESQ.
                              EXECUTIVE VICE PRESIDENT,
                       GENERAL COUNSEL AND CORPORATE SECRETARY
                                   ITT CORPORATION
                             1330 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019-5490
                                    (212) 258-1000

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   WITH A COPY TO:

                               PHILIP A. GELSTON, Esq.
                               Cravath, Swaine & Moore
                                   Worldwide Plaza
                                  825 Eighth Avenue
                               New York, NY 10019-7475
                                    (212) 474-1000

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                                     INTRODUCTION

         The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

         On or about February 14, 1997, another purported class action suit was filed on behalf of an individual plaintiff against the Company and the Board in the U.S. District Court for the District of Nevada. The complaint was captioned HALEBIAN V. ARASKOG, ET AL., C.A. No. CV-S-97-00198-PMP(RLH) (the "Halebian Complaint"). The allegations of and remedies sought in the complaint include, among others, allegations and remedies similar to the purported class action complaints described above. A copy of the Halebian Complaint is filed as
Exhibit 28 hereto and is incorporated herein by reference. The foregoing description of the complaint is qualified in its entirety by reference to the complaint.


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ITEM 9. EXHIBITS.

         The response to Item 9 is hereby amended by adding the following new exhibit:

28. Complaint in HALEBIAN V. ARASKOG, ET AL., C.A. No. CV-S-97-00198-PMP(RLH).





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                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                   ITT CORPORATION



                   By   /s/ RICHARD S. WARD
                      -----------------------------------
                      Name: Richard S. Ward
                      Title: Executive Vice President,
                             General Counsel and
                             Corporate Secretary


Dated as of February 27, 1997

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                                    EXHIBIT INDEX

EXHIBIT                      DESCRIPTION                             PAGE NO.

(28)          Complaint in HALEBIAN V. ARASKOG, ET AL.,
              C.A. No. CV-S-97-00198-PMP(RLH) . . . . . . .